Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Capital One Financial Corporation

Subject Company: Hibernia Corporation

Exchange Act File Number of

Subject Company: 1-10294

On August 16, 2005, Capital One Financial Corporation issued the following press release:

Federal Reserve Board Approves Capital One's Acquisition of Hibernia; Shareholder Election Deadline is August 25, 2005

MCLEAN, Va. and NEW ORLEANS, Aug 16, 2005 -- Capital One Financial Corporation (NYSE: COF) and Hibernia Corporation (NYSE: HIB) today announced that the Board of Governors of the Federal Reserve System has approved their proposed merger. This completes the regulatory approvals necessary to consummate the merger. The companies expect the merger to occur on September 1, 2005, subject to satisfaction of other conditions contained in the merger agreement.

The companies also announced that the election deadline for Hibernia shareholders to make merger consideration elections in connection with the proposed merger is 5 p.m. New York City time on Thursday, August 25, 2005. Hibernia shareholders of record wishing to make an election regarding the consideration they would like to receive must deliver to Computershare Shareholder Services, Inc., the exchange agent, the following: properly completed election forms, together with their stock certificates, a book-entry transfer of shares or a properly completed notice of guaranteed delivery. These must be received by Computershare Shareholder Services by the election deadline of 5 p.m. New York City time on August 25, 2005.

Hibernia shareholders who hold their shares in "street name" may have an election deadline earlier than August 25. They should carefully review any materials they received from their broker to determine the election deadline applicable to them.

As previously announced in the election materials, Hibernia shareholders who hold their shares through the Hibernia Corporation Employee Stock Ownership Plan (ESOP) or the Hibernia Corporation Retirement Security Plan (RSP) had an election deadline of August 16, 2005, at 5 p.m. Eastern time.

Hibernia shareholders may elect to receive either cash or Capital One shares in exchange for each of their Hibernia shares, in either case with a value approximately equal to the sum of (a) 0.2261 times the average of the closing prices on the New York Stock Exchange (NYSE) for Capital One common stock during the five trading days ending the day before the completion of the merger and (b) $15.35. All elections are subject to the proration procedures provided in the merger agreement. As a result, shareholders who elect to receive entirely cash or entirely Capital One common stock may receive a combination of cash and common stock, and shareholders who elect to receive a combination of cash and Capital One common stock may receive cash and common stock in a different proportion from what they elected.

Shareholders who do not submit a properly completed election form to the exchange agent by the election deadline will be deemed to have no preference as to the form of consideration they will receive and will receive cash, Capital One shares or a combination of both, depending on the elections of other Hibernia shareholders. After Hibernia shareholders have made their elections and tendered their Hibernia shares to the exchange agent, they will be unable to sell or transfer their shares of Hibernia common stock unless they revoke their election prior to the election deadline.

All of the documents necessary to make an election were previously mailed to Hibernia shareholders of record as of July 28, 2005. Hibernia shareholders of record may obtain additional copies of the election documents by contacting the exchange agent toll-free at 1-866-469-6745. Hibernia shareholders who hold their shares in "street name" may obtain additional copies of the election documents by contacting their broker.

A more complete description of the merger consideration and the proration procedures applicable to elections is contained in the proxy statement/prospectus dated June 17, 2005, mailed to Hibernia shareholders of record. Hibernia shareholders are urged to read such proxy statement/prospectus carefully and in its entirety.

Upon completion of the merger, which is expected to be on September 1, 2005, Capital One expects to publicly announce how much cash and how many shares of Capital One stock were issued to Hibernia shareholders in the merger. The proposed merger remains subject to the expiration of all regulatory waiting periods and the fulfillment of other closing conditions.

About Capital One

Headquartered in McLean, Virginia, Capital One Financial Corporation (http://www.capitalone.com) is a bank holding company whose principal subsidiaries, Capital One Bank, Capital One, F.S.B. and Capital One Auto Finance, Inc. offer a variety of consumer lending products. Capital One's subsidiaries collectively had 48.9 million accounts and $83.0 billion in managed loans outstanding as of June 30, 2005. Capital One is a Fortune 500 company and, through its subsidiaries, is one of the largest providers of MasterCard and Visa credit cards in the world. Capital One trades on the New York Stock Exchange under the symbol "COF" and is included in the S&P 500 index.

About Hibernia

Hibernia is on Forbes magazine's list of the world's 2,000 largest companies and Fortune magazine's list of America's top 1,000 companies according to annual revenue. Hibernia has $22.1 billion in assets and 320 locations in 34 Louisiana parishes and 35 Texas counties. Hibernia Corporation's common stock (HIB) is listed on the New York Stock Exchange.

Statements in this news release that are not historical facts should be considered forward-looking statements with respect to Hibernia or Capital One. Forward-looking statements of this type speak only as of the date of this report. By nature, forward-looking statements involve inherent risk and uncertainties. Various factors, including, but not limited to, unforeseen local, regional, national or global events, economic conditions, asset quality, interest rates, loan demand, changes in business or consumer spending, borrowing or savings habits, deposit growth, adequacy of the reserve for loan losses, competition, stock price volatility, government monetary policy, anticipated expense levels, changes in laws and regulations, the level of success of the company's asset/liability management strategies as well as its marketing, product development, sales and other strategies, the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies as well as the Financial Accounting Standards Board and other accounting standard setters, the costs and effects of litigation and of unexpected or adverse outcomes in such litigation, matters related to the proposed transaction between Capital One Financial Corporation and Hibernia (including, among others, risks related to integration issues, and cost and revenue synergies) and changes in the assumptions used in making the forward- looking statements, could cause actual results to differ materially from those contemplated by the forward-looking statements. Capital One and Hibernia undertake no obligation to update or revise forward-looking statements to reflect subsequent circumstances, events or information or for any other reason.

Additional Information About this Transaction

Hibernia shareholders are urged to read the definitive proxy statement/prospectus regarding the proposed merger of Capital One and Hibernia, which was first mailed to Hibernia shareholders on or about June 20, 2005, because it contains important information. They may obtain a free copy of the definitive proxy statement/prospectus and other related documents filed by Capital One and Hibernia with the Securities and Exchange Commission (SEC) at the SEC's Web site at http://www.sec.gov. The definitive proxy statement/prospectus and the other documents also may be obtained for free by accessing Capital One's Web site at http://www.capitalone.com under the tab "Investors" and then under the heading "SEC & Regulatory Filings" or by accessing Hibernia's Web site at http://www.hibernia.com under the tab "About Hibernia" and then under the heading "Investor Relations-SEC Filings."

Capital One Contacts:

Mike Rowen	Tatiana Stead
V.P., Investor Relations	Director, External Communications
(703) 720-2456	(703) 720-2352

Hibernia Contacts:
Media Inquiries: Analyst Inquiries:
Steven Thorpe	Trisha Voltz Carlson
V.P., Public Relations	S.V.P., Investor Relations
(504) 533-2753	(504) 533-5179

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